Exhibit 99.1

Dominion Diamond’s Fiscal 2017 Fourth Quarter and Year-End Results to be released Wednesday, April 12, 2017

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--March 23, 2017--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) will release its fiscal 2017 fourth quarter and year-end results for the period ended January 31, 2017, after market hours on Wednesday, April 12, 2017.

Beginning at 11:00AM (ET) on Thursday, April 13, 2017, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's website at www.ddcorp.ca or by dialing 844-249-9383 within North America or 270-823-1531 from international locations and entering the conference ID 89945848.

An online archive of the broadcast will be available by accessing the Company's website at www.ddcorp.ca. A telephone replay of the call will be available two hours after the call through 2:00PM (ET), Thursday, April 27, 2017, by dialing 855-859-2056 within North America or 404-537-3406 from international locations and entering the conference ID 89945848.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and also owns 40% of the Diavik Diamond Mine. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Jacqueline Allison, (416) 205-4371
Vice-President, Investor Relations
jacqueline.allison@ddcorp.ca